Mail Stop 3561

								November 18, 2005

BY U.S. MAIL and FACSIMILE  [612-941-6440 ]

Mr. Daniel R. DeFazio
  Chief Financial Officer
VELOCITY EXPRESS CORPORATION
One Morningside Drive North
Bldg. B, Suite 300
Westport, CT  06880

	Re:	Velocity Express Corporation
		Item 4.01 Form 8-K/A
		Filed November 9, 2005
		File No. 0-28452

Dear Mr. DeFazui:

      We have reviewed the above referenced filing and have the following comments which request certain supplemental information. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 4.01 of Form 8-K

Reportable Condition:  Material Internal Control Weaknesses

1. See the fourth paragraph regarding the disclosure of the material weaknesses. Please provide us with a copy of any letters or written communication to and from the former accountants, Ernst & Young LLP, to management, the Board of Directors or the audit committee regarding the material weaknesses in your internal controls.

2. In detail, describe for us the nature of each material weakness in internal controls cited by the former auditors and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event;
and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

3. Please provide us with a schedule of your fiscal year end July
2,
2005 fourth quarter adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment.
For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income
(loss). Also, tell us if any of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3307, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Theresa A. Messinese
								Staff Accountant

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(..continued)







Daniel R. DeFazio
Velocity Express Corporation
November 18, 2005